UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2005

LEGRAND HOLDING S.A.

 (Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny

87000 Limoges

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: "Legrand becomes number 1 in wiring devices in China"

Press Release announcing Legrand Holding S.A. buys TCL International Electrical and TCL Building Technology, divisions of TCL Corporation in China.

PRESS  RELEASE

Limoges, December 9, 2005

Legrand becomes number 1 in wiring devices in China

Legrand, the undisputed world leader in wiring devices and TCL, the famous Chinese leader in electronics and telecommunication products, form a strategic alliance whereby:

·

TCL International Electrical and TCL Building Technology divisions are joining the Legrand Group

·

Both groups will actively cooperate to make this strategic alliance a win-win situation for the two partners as well as for their personnel, distributors and customers

Legrand has signed an agreement (*) whereby it acquires 100% of the capital of the businesses of TCL International Electrical and TCL Building Technology, divisions of TCL Corporation in China.

TCL International Electrical is the undisputed leader in wiring devices in China.

TCL Building Technology is the first Chinese brand in datacom (Voice, Data, Image) installation products and systems.

The two businesses, which are based in Huizhou (South East China) enjoy total net sales of more than €60 million and employ more than 3000 persons.

They share with Legrand many key concepts such as customer focus, in depth cooperation with distributors and frequent product innovation thanks to intensive R&D investment.

Through this operation, Legrand which is the world specialist of products and systems for electrical installations and information networks:

·

strongly develops its geographic presence in China, a market with strong growth potential

·

reinforces its world leadership in wiring devices and its strong international presence in the datacom installation products and systems

Gilles Schnepp, Vice Chairman and CEO of Legrand said: ”Thanks to this acquisition and to our strategic alliance with TCL, our group will have the potential for exceptional development on both the wiring devices and VDI markets in China”

Li Dong Sheng, Chairman and CEO of TCL added: "The mission of TCL Corporation is to be the first class consumer electronic provider in the world. Introducing strategic investors in the non-core business will enable us to deploy resources for the development of core businesses. Legrand is the world specialist and leader in wiring devices, and this cooperation will surely continue to strengthen and promote the leading position of TCL brand in this sector. "

* this agreement is subject to Chinese government approval

__________________________________________________

*

* *

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About TCL

Founded in 1981, TCL Corporation (www.tcl.com) is active in businesses from multimedia to mobile phones, from personal computers to home appliances, and from electric lighting to digital products. It has also expanded into many overseas markets. Over the past 23 years, TCL has developed at a rapid, sustained pace. In the 1990s, TCL focused on creative products and services that led to an average growth rate of 42.7% for the past 12 years, a record increase, thus becoming one of China's fastest-growing companies.

About Legrand

Legrand (www.legrandelectric.com) is the world specialist in products and systems for electrical installations and information networks, offering solutions for use in residential, commercial and industrial buildings. Operating in over 60 countries with sales of €2.9 billion, it employs 26,000 people and its catalogues list more than 130,000 products. At Legrand, innovation drives growth — with nearly 5% of sales invested in R&D every year, the group brings out a steady stream of new, high added-value products.

Financial Communication: Legrand François Poisson Tel : +33 (0)1 49 72 53 53 Fax : +33 (0)1 43 60 54 92 E-mail : francois.poisson@legrand.fr	Press contact: Publicis Consultants Axel Bavière Tel : +33 (0)1 44 43 73 11 Fax : +33 (0)1 44 43 75 65 E-mail : axel.baviere@consultants.publicis.fr

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A

Date: December 9, 2005	By:	/s/ PATRICE SOUDAN

Name: Patrice Soudan
Title: Chief Financial Officer